STATEMENT OF INVESTMENTS

Dreyfus New York Municipal Cash Management

April 30, 2008 (Unaudited)

Short-Term Investments--99.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--98.6%				
Albany County Airport Authority, Airport Revenue, Refunding (LOC; Bank of America)	2.55	5/7/08	8,320,000 a	8,320,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Bank of America)	2.38	5/7/08	3,000,000 a	3,000,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Key Bank)	2.44	5/7/08	5,000,000 a	5,000,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	5.00	5/7/08	4,610,000 a	4,610,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons North Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	5.00	5/7/08	10,450,000 a	10,450,000
Alexandria Bay, GO Notes, BAN	4.25	9/18/08	1,495,000	1,497,478
Amsterdam Enlarged City School District, GO Notes, BAN	4.00	7/3/08	1,100,000	1,100,454
Avoca Central School District, GO Notes, BAN	4.00	6/26/08	2,200,000	2,200,648
BB&T Municipal Trust (New York State Dormitory Authority, Fashion Institute of Technology Housing Corporation, Insured Revenue) (Insured; FGIC and Liquidity Facility; Branch Banking and Trust Co.)	2.44	5/7/08	12,640,000 a,b	12,640,000
Board of Cooperative Educational Services for the Sole Supervisory District in the				

Counties of Cattaraugus, Allegany, Erie and Wyoming, RAN	4.00	12/30/08	3,000,000	3,016,449
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Young Men's Christian Association of Olean, N.Y. Project) (LOC; Key Bank)	2.49	5/7/08	3,475,000 a	3,475,000
Chautauqua County Industrial Development Agency, Civic Facility Revenue (Gerry Homes Project) (LOC; HSBC Bank USA)	2.55	5/7/08	12,430,000 a	12,430,000
Chemung County Industrial Development Agency, IDR (MMARS 2nd Program) (LOC; HSBC Bank USA)	2.55	5/7/08	1,045,000 a	1,045,000
Cincinnatus Central School District, GO Notes, BAN	4.00	6/18/08	3,200,000	3,201,007
Clinton County Industrial Development Agency, Civic Facility Revenue (Champlain Valley Physicians Hospital Medical Center Project) (LOC; Key Bank)	2.40	5/7/08	10,505,000 a	10,505,000
Columbia County Industrial Development Agency, Civic Facility Revenue (The Columbia Memorial Hospital Project) (LOC; Key Bank)	2.45	5/7/08	5,865,000 a	5,865,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson Foundation for Autism, Inc. Project) (LOC; M&T Bank)	2.48	5/7/08	9,625,000 a	9,625,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson Foundation for Autism, Inc. Project) (LOC; M&T Bank)	2.48	5/7/08	15,000,000 a	15,000,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Arbor Ridge Brookmeade Inc.) (LOC; M&T Bank)	2.48	5/7/08	10,000,000 a	10,000,000
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	2.45	5/7/08	3,655,000 a	3,655,000
Erie County Industrial Development Agency, Civic Facility Revenue (D'Youville College Project) (LOC; HSBC Bank USA)	2.55	5/7/08	6,915,000 a	6,915,000

Erie County Industrial Development Agency, Civic Facility Revenue (Heritage Center Project) (LOC; Key Bank)	2.49	5/7/08	1,995,000 a	1,995,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	2.55	5/7/08	900,000 a	900,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	2.55	5/7/08	3,695,000 a	3,695,000
Erie County Industrial Development Agency, IDR (Hydro-Air Components Inc. Project) (LOC; HSBC Bank USA)	2.59	5/7/08	4,605,000 a	4,605,000
Glens Falls City School District, GO Notes, RAN	4.25	6/18/08	1,000,000	1,000,631
Greater Southern Tier Board of Cooperative Educational Services Sole Supervisory District in the Counties of Steuben, Allegany, Schuyler, Chemung and Tioga, RAN	3.25	6/30/08	5,000,000	5,016,032
Guilderland Industrial Development Agency, Civic Facility Revenue (Wildwood Programs, Inc. Project) (LOC; Key Bank)	2.49	5/7/08	4,580,000 a	4,580,000
Hamburg Central School District, GO Notes, BAN	4.25	7/3/08	2,055,000	2,056,530
Haverstraw-Stony Point Central School District, GO (Insured; FSA and Liquidity Facility; Citicorp)	2.47	5/7/08	6,300,000 a,b	6,300,000
Hempstead Industrial Development Agency, IDR (FCD Lynbrook LLC Facility) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	2.45	5/7/08	6,350,000 a,b	6,350,000
Hempstead Town Industrial Development Agency, Multifamily Revenue (Terrace 100 LP Facility) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.45	5/7/08	6,220,000 a,b	6,220,000
Herkimer County Industrial Development Agency, IDR (F.E. Hale Manufacturing Company Facility) (LOC; HSBC Bank USA)	2.55	5/7/08	2,120,000 a	2,120,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen				

Girozentrale)	2.47	5/7/08	38,400,000 a,b	38,400,000
Lancaster Industrial Development Agency, IDR (Sealing Devices Inc. Project) (LOC; HSBC Bank USA)	2.59	5/7/08	2,410,000 a	2,410,000
Long Island Power Authority, CP (Long Island Lighting Company) (LOC; JPMorgan Chase Bank)	1.25	8/18/08	9,100,000	9,100,000
Long Island Power Authority, CP (Long Island Lighting Company) (LOC; JPMorgan Chase Bank)	1.25	9/5/08	10,000,000	10,000,000
Long Island Power Authority, Electric System General Revenue	5.00	6/1/08	8,455,000	8,465,821
Long Island Power Authority, Electric System Subordinated Revenue (LOC: JPMorgan Chase Bank and Landesbank Baden-Wurttemberg)	2.40	5/7/08	25,045,000 a	25,045,000
Long Island Power Authority, Electric System Subordinated Revenue (LOC; State Street Bank and Trust Co.)	2.52	5/1/08	2,600,000 a	2,600,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; Assured Guaranty and Liquidity Facility; PB Finance Inc.)	2.46	5/7/08	10,000,000 a,b	10,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	2.53	6/11/08	15,000,000	15,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.05	6/11/08	12,000,000	12,000,000
Monroe County Industrial Development Agency, IDR (Chaney Enterprise) (LOC; M&T Bank)	2.63	5/7/08	2,400,000 a	2,400,000
Monroe County Industrial Development Agency, IDR (Genesee Metal Stampings Inc. Facility) (LOC; HSBC Bank USA)	2.55	5/7/08	700,000 a	700,000
Monroe County Industrial Development Agency, Revenue (HDF-RWC Project 1, LLC - Robert Weslayan College Project) (LOC; M&T Bank)	2.52	5/7/08	2,800,000 a	2,800,000
Nassau County Industrial Development Agency, Civic Facility Revenue (Saint Mary's Children Project) (LOC; Commerce Bank)	2.48	5/7/08	1,705,000 a	1,705,000
New York City,				

CP (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.50	5/12/08	7,000,000	7,000,000
New York City, GO Notes	5.00	8/1/08	460,000	461,806
New York City, GO Notes	5.00	8/1/08	2,135,000	2,145,672
New York City, GO Notes	5.00	8/1/08	1,600,000	1,607,998
New York City, GO Notes	5.00	9/1/08	1,135,000	1,140,600
New York City, GO Notes (Liquidity Facility; Wachovia Bank)	2.50	5/1/08	23,100,000 a	23,100,000
New York City, GO Notes (LOC; Bank of Nova Scotia)	2.28	5/7/08	6,785,000 a	6,785,000
New York City, GO Notes (LOC; Landesbank Baden-Wurttemberg)	2.45	5/7/08	1,300,000 a	1,300,000
New York City Capital Resources Corporation, Revenue (Loan Enhanced Assistance Program) (LOC; Bank of America)	2.39	5/7/08	6,000,000 a	6,000,000
New York City Housing Development Corporation, MFHR (Liquidity Facility; JPMorgan Chase Bank)	2.55	5/7/08	15,000,000 a	15,000,000
New York City Housing Development Corporation, MFHR (Liquidity Facility; JPMorgan Chase Bank)	2.80	5/7/08	10,000,000 a	10,000,000
New York City Housing Development Corporation, Multi-Family Rental Housing Revenue (155 West 21st Street Development) (Liquidity Facility; FNMA and LOC; FNMA)	2.70	5/7/08	10,000,000 a	10,000,000
New York City Housing Development Corporation, Residential Revenue (Queens College Residences) (LOC; RBS Citizen's NA)	2.30	5/7/08	7,000,000 a	7,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Banks)	2.46	5/7/08	5,150,000 a	5,150,000
New York City Industrial Development Agency, Civic Facility Revenue (Columbia Grammar and Preparatory School Project) (LOC; Allied Irish Banks)	2.46	5/7/08	5,370,000 a	5,370,000
New York City Industrial Development Agency, Civic				

Facility Revenue (French Institute-Alliance Francaise de New York - Federation of French Alliances in the United States Project) (LOC; M&T Bank)	2.51	5/7/08	2,155,000 a	2,155,000
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank)	2.48	5/7/08	5,000,000 a	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (New York Psychotherapy Project) (LOC; JPMorgan Chase Bank)	2.51	5/7/08	3,000,000 a	3,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	2.48	5/7/08	3,100,000 a	3,100,000
New York City Industrial Development Agency, Civic Facility Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Banks)	2.46	5/7/08	2,875,000 a	2,875,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	2.51	5/7/08	2,405,000 a	2,405,000
New York City Industrial Development Agency, Civic Facilty Revenue (Wartburg Lutheran Home for the Aging and Wartburg Nursing Home, Inc. Project) (LOC; Key Bank)	2.45	5/7/08	8,200,000 a	8,200,000
New York City Municipal Water Finance Authority, CP (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	2.35	5/1/08	5,000,000	5,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; BNP Paribas)	2.31	5/7/08	7,000,000 a	7,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	2.51	5/7/08	7,105,000 a,b	7,105,000
New York City Transitional Finance				

Authority, Future Tax Secured Revenue, Refunding	5.00	11/1/08	2,570,000	2,613,375
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Societe Generale)	2.65	5/7/08	6,500,000 a	6,500,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.61	5/7/08	15,225,000 a,b	15,225,000
New York State, GO Notes	3.00	6/15/08	1,615,000	1,616,737
New York State, GO Notes (LOC; Dexia Credit Locale)	3.20	5/15/08	5,800,000	5,800,000
New York State, GO Notes (LOC; Dexia Credit Locale)	3.70	7/2/08	4,000,000	4,000,000
New York State Dormitory Authority, Revenue (Cornell University) (LOC; HSBC Bank USA)	2.20	5/7/08	6,500,000 a	6,500,000
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Liquidity Facility; Bank of Nova Scotia)	2.30	5/7/08	5,000,000 a	5,000,000
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) (Liquidity Facility; Merrill Lynch)	2.94	5/7/08	6,840,000 a,b	6,840,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	2.43	5/7/08	19,800,000 a	19,800,000
New York State Dormitory Authority, Revenue (The Rockefeller University)	2.20	5/7/08	8,300,000 a	8,300,000
New York State Dormitory Authority, School Districts Revenue Bond Financing Program Revenue (Insured; MBIA)	5.00	10/1/08	10,235,000	10,318,221
New York State Housing Finance Agency, Housing Revenue (70 Battery Place) (LOC; FNMA)	2.50	5/7/08	20,600,000 a	20,600,000
New York State Housing Finance Agency, Housing Revenue (316 Eleventh Avenue) (Liquidity Facility; FNMA and LOC; FNMA)	2.70	5/7/08	20,000,000 a	20,000,000
New York State Housing Finance Agency, Housing Revenue				

(Avalon Bowery Place II) (LOC; Bank of America)	2.65	5/7/08	12,000,000 a	12,000,000
New York State Housing Finance Agency, Housing Revenue (North End Avenue) (Liquidity Facility; FNMA)	2.50	5/7/08	1,700,000 a	1,700,000
New York State Local Government Assistance Corporation, Subordinate Lien Revenue, Refunding (Insured; FSA and Liquidity Facility; Westdeutsche Landesbank)	2.70	5/7/08	4,400,000 a	4,400,000
New York State Mortgage Agency, Homeowner Mortgage Revenue (Liquidity Facility; Dexia Credit Locale)	2.70	5/7/08	15,000,000 a	15,000,000
New York State Power Authority (Liquidity Facility; Bank of Nova Scotia)	2.10	9/1/08	11,000,000	11,000,000
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	2.50	5/7/08	22,550,000 a,b	22,550,000
New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing)	4.00	12/15/08	13,960,000	14,079,477
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	2.45	5/7/08	3,500,000 a	3,500,000
Niagara County Industrial Development Agency, Civic Facility Revenue (Niagara University Project) (Liquidity Facility; HSBC Bank USA)	2.43	5/7/08	5,000,000 a	5,000,000
North Syracuse Central School District, GO Notes, RAN	4.00	6/19/08	1,400,000	1,400,450
Onondaga County Industrial Development Agency, IDR (General Super Plating Company, Inc. Project) (LOC; Citizens Bank of Pennsylvania)	2.56	5/7/08	2,035,000 a	2,035,000
Onondaga County Industrial Development Agency, IDR (ICM Controls Corporation Project) (LOC; M&T Bank)	2.58	5/7/08	2,500,000 a	2,500,000
Ontario County Industrial Development Agency, IDR (Dixit Enterprises) (LOC; HSBC Bank USA)	2.55	5/7/08	2,790,000 a	2,790,000
Orange County Industrial				

Development Agency, Civic Facility Revenue (Saint Luke's Cornwall Hospital Project) (LOC; Key Bank)	2.45	5/7/08	4,000,000 a	4,000,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	2.49	5/7/08	3,375,000 a	3,375,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/27/08	5,700,000	5,707,765
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	1.70	6/2/08	8,600,000	8,600,000
Port Authority of New York and New Jersey, Equipment Notes	2.49	5/7/08	10,500,000 a	10,500,000
Rensselaer Industrial Development Agency, IDR (Capital View Office Park Project) (LOC; M&T Bank)	3.85	12/31/08	4,265,000	4,265,000
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue, Refunding (Claxton-Hepburn Medical Center Project) (LOC; Key Bank)	2.45	5/7/08	3,800,000 a	3,800,000
Salamanca City Central School District, GO Notes, BAN	4.00	9/26/08	1,400,000	1,404,852
Schenectady Industrial Development Agency, Civic Facility Revenue (Union Graduate College Project) (LOC; M&T Bank)	2.52	5/7/08	5,660,000 a	5,660,000
Smithtown Central School District, GO Notes, TAN	4.00	6/27/08	9,700,000	9,708,407
Suffolk County, GO Notes, TAN	3.50	8/14/08	16,000,000	16,031,650
Suffolk County Industrial Development Agency, IDR (Wolf Family LLC/Contract Pharmacal Corporation Facility) (LOC; HSBC Bank USA)	2.61	5/7/08	4,215,000 a	4,215,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	2.52	5/7/08	5,110,000 a	5,110,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Crouse Health Hospital, Inc. Project) (LOC; Key Bank)	2.58	5/7/08	3,925,000 a	3,925,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Crouse Health Hospital, Inc. Project) (LOC; Key Bank)	2.58	5/7/08	5,000,000 a	5,000,000

Syracuse Industrial Development Agency, Housing Revenue (Masonic Lofts LLC Project) (LOC; Key Bank)	2.56	5/7/08	4,050,000 a	4,050,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Liquidity Facility; DEPFA Bank PLC)	2.47	5/7/08	10,000,000 a,b	10,000,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Liquidity Facility; Merrill Lynch)	2.54	5/7/08	10,000,000 a,b	10,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.61	5/7/08	10,000,000 a,b	10,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	2.65	5/7/08	5,000,000 a,b	5,000,000
Ulster County Industrial Development Agency, IDR (Selux Corporation Project) (LOC; M&T Bank)	2.58	5/7/08	1,560,000 a	1,560,000
Watervliet City School District, GO Notes, BAN	4.00	6/30/08	2,100,000	2,100,669
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	2.45	5/7/08	1,900,000 a	1,900,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Masters School Civic Facility) (LOC; Allied Irish Banks)	2.46	5/7/08	3,325,000 a	3,325,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Rye YMCA Project) (LOC; Allied Irish Banks)	2.47	5/7/08	2,500,000 a	2,500,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	2.58	5/7/08	30,000,000 a	30,000,000
Yonkers Industrial Development				

Agency, Revenue (Merlots Program) (Insured; GNMA and Liquidity Facility; Wachovia Bank)	2.87	5/7/08	4,215,000 [a,b]	4,215,000
U.S. Related--1.1%				
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	10,000,000	10,020,482

Total Investments (cost $883,958,211)	**99.7%**	**883,958,211**
Cash and Receivables (Net)	**.3%**	**2,742,682**
Net Assets	**100.0%**	**886,700,893**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $170,845,000 or 19.3% of net assets.

For Federal tax purposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue

LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of April 30, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	883,958,211	0
Level 3 - Significant Unobservable Inputs	0	0
Total	883,958,211	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.